UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

(Pre-Effective Amendment No. 1)

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

Nebraska Book Company, Inc.*

(Name of Applicant)

4700 South 19th Street

Lincoln, NE 68512

(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE

INDENTURE TO BE QUALIFIED

Title of Class	Amount
15% Senior Secured Notes Due 2016	$100,000,000

Approximate date of proposed public offering:

On, or as soon as practicable following the Effective Date under the Third Amended Joint Plan of Reorganization of Nebraska Book Company, Inc., et. al. pursuant to Chapter 11 of the Bankruptcy Code

Mark W. Oppegard

Chief Executive Officer

Nebraska Book Company, Inc.

4700 South 19th Street

Lincoln, NE 68512

(Name and Address of Agent for Service)

Copies to:

Paul Zier, Esq.

Kirkland & Ellis LLP

300 N. LaSalle

Chicago, Illinois 60654

(312) 862-2000

The obligor hereby amends this Application (“Application”) for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.

*	The Co-Applicants listed on the following page are also included in this Form T-3 as applicants.

Table of Co-Applicants

Name of Co-Applicants

Neebo, Inc.

Neebo Holding Company

New Nebraska Book Company, Inc.

Specialty Books, Inc.

NBC Textbooks, LLC

College Bookstores of America, Inc.

Campus Authentic, LLC

Net Textstore LLC

GENERAL

1.	General Information.

The form of organization of and the state or other sovereign power under the laws of which each applicant is organized are as follows:

Name	Form of Organization	Jurisdiction
Neebo, Inc.	Corporation	Delaware
Neebo Holding Company	Corporation	Delaware
New Nebraska Book Company, Inc.	Corporation	Delaware
Nebraska Book Company, Inc.	Corporation	Kansas
Specialty Books, Inc.	Corporation	Delaware
NBC Textbooks, LLC	Limited Liability Company	Delaware
College Bookstores of America, Inc.	Corporation	Illinois
Campus Authentic, LLC	Limited Liability Company	Delaware
Net Textstore LLC	Limited Liability Company	Delaware

The applicants expect that, in connection with the consummation of the Plan of Reorganization, College Bookstores of America, Inc. (“CBA”) will be merged into New Nebraska Book Company, Inc.

2.	Securities Act Exemption Applicable.

Neebo, Inc. (the “Issuer” or the “Company”) intends to offer, under the terms and subject to the conditions set forth in the Disclosure Statement (as may be amended or supplemented, the “Disclosure Statement”) and the accompanying Third Amended Joint Plan of Reorganization of Nebraska Book Company, Inc., et al. pursuant to Chapter 11 of the Bankruptcy Code (as amended or supplemented, the “Plan of Reorganization”) copies of which are included as Exhibits T3E-1 and T3E-2, respectively, to this application, 15% Senior Secured Notes due 2016 (the “New Take-Back Notes”) in an aggregate principal amount approximately equal to $100,000,000 and transferred to Holders of Allowed Senior Secured Notes Claims. The New Take-Back Notes will be issued pursuant to the indenture to be qualified under this Form T-3 (the “Indenture”), a copy of which is filed as Exhibit T3C to this application. See “Article IV.F.3 — Means for Implementation of the Plan – Issuance of New Take-Back Notes” in the Plan of Reorganization. Capitalized terms used herein and which are not otherwise defined herein shall have the meaning ascribed to them in the Plan of Reorganization.

Generally, Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act of 1933 (the “Securities Act”) and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan of reorganization with the debtor or a successor to the debtor under the plan of reorganization; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The applicants believe that the offer of the New Take-Back Notes under the solicitation of acceptances for the Plan of Reorganization and the exchange of Allowed Senior Secured Notes Claims for New Take-Back Notes, together with certain other consideration, under the Plan of Reorganization will satisfy the requirements of Section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer and exchange is exempt from the registration requirements referred to above. To the extent that the solicitation of acceptances of the Plan of Reorganization constitutes an offer of new securities not exempt from registration under Section 1145(a)(1) of the Bankruptcy Code, the applicants will also rely on Section 4(2) of the Securities Act and, to the extent applicable, Regulation D promulgated thereunder.

AFFILIATIONS

3.	Affiliates.

(a) The following chart diagrams the applicants’ and their parent companies current organizational structure:

The Issuer is a newly formed Delaware Corporation.

(b) Subsidiaries. Nebraska Book Company, Inc. (“Old Nebraska Book Company”) currently owns, directly or indirectly, 100% of the issued and outstanding voting stock of each of the following entities:

Specialty Books, Inc.

NBC Textbooks, LLC

College Bookstores of America, Inc.

Campus Authentic, LLC

Net Textstore LLC

(c) Old Parent Company. NBC Acquisition Corp., the direct parent of the Old Nebraska Book Company (“NBC Acquisition”), owns 100% of the issued and outstanding voting stock of the Old Nebraska Book Company. Weston Presidio

Capital III, L.P., Weston Presidio Capital IV, L.P., WPC Entrepreneur Fund, L.P., and WPC Entrepreneur Fund II, L.P. (the “Weston Presidio Funds”) together own 36,455 of the issued and outstanding shares of NBC Acquisition voting stock directly. NBC Holdings Corp. (“NBC Holdings”), the direct parent of NBC Acquisition owns 517,639 issued and outstanding shares of NBC Acquisition voting stock.

(d) Management of Old Parent Company. The following table sets forth a list of NBC Acquisition’s executive officers and directors who may be deemed to be affiliates of the Company by virtue of their positions at NBC Acquisition.

Name	Position
Mark L. Bono	Director
Mark W. Oppegard	Chief Executive Officer, Secretary and Director
Barry S. Major	President, Director
Alexi A. Wellman	Vice President, Treasurer
Alan G. Siemek	Vice President
Kevin D. Harford	Assistant Secretary

(e) Old Parent Holding Company. Of the 513,439.23 shares of NBC Holding capital stock issued and outstanding, 495,981.03 shares, approximately 96.6%, are owned by the Weston Presidio Funds.

(f) Shareholders of Old Parent Holding Company. The sole general partner of the Weston Presidio Funds is a limited liability company of which Mark L. Bono is a member. Mr. Bono disclaims beneficial ownership of the shares held by the Weston Presidio Funds, except to the extent of his pecuniary interests therein.

(g) Management of Old Parent Holding Company. The following table sets forth a list of NBC Holdings’ executive officers and directors who may be deemed to be affiliates of the Company by virtue of their positions at NBC Holdings.

Name	Position
Mark L. Bono	Director
Mark W. Oppegard	Chief Executive Officer, Secretary and Director
Barry S. Major	President and Director
Alexi A. Wellman	Treasurer
Kevin D. Harford	Assistant Secretary

(h) Management of Applicants. Certain directors and executive officers of the applicants may be deemed to be “affiliates” of the applicants by virtue of their positions as directors or officers of the applicants. See Item 4, “Directors and Executive Officers.”

(i) Restructuring Transactions. As part of the Plan of Reorganization, Old Nebraska Book Company, the subsidiaries of Old Nebraska Book Company identified in Item 3(b) above, NBC Acquisition and NBC Holdings (collectively, the “Debtors”) will form three new corporate entities, Neebo, Inc., Neebo Holding Company and New Nebraska Book Company, Inc. (“New Nebraska Book Company), each of which, prior to the consummation of the following transactions, will have no significant assets or operations. Pursuant to the Plan of Reorganization, New Nebraska Book Company will purchase from Old Nebraska Book Company substantially all of Old Nebraska Book Company’s assets in exchange for (a) the New Take-Back Notes, (b) 6,800,000, representing all the then outstanding shares of common stock of Neebo, Inc. (the “Neebo Common Stock”) and (c) warrants to purchase 2,200,000 shares of Neebo Common Stock (the “Neebo Warrants”). In satisfaction of allowed claims, Old Nebraska Book Company will transfer the New Take-Back Notes and the Neebo Common Stock and the Neebo Warrants to its creditors as specified by, and in accordance with, the Plan of Reorganization. CBA will be merged with and into New Nebraska Book Company. At some time following the consummation of the transactions described above, Old Nebraska Book Company, NBC Acquisition and NBC Holdings will be dissolved.

The following chart diagrams the applicants’ and their parent companies organization structure giving effect to the transactions described above (the “Restructuring Transactions”):

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers.

Current Directors and Officers. The names of all directors and executive officers of the applicants as of the date of this application are set forth below. The mailing address and telephone number of each director and executive officer is c/o Nebraska Book Company, Inc., 4700 South 19th Street, Lincoln, NE 68512; telephone number (803) 396-3000.

Nebraska Book Company, Inc.

Name	Position
Mark W. Oppegard	Chief Executive Officer, Director
Barry S. Major	President, Chief Operating Officer, Director
Mark L. Bono	Director
Alexi A. Wellman	Senior Vice President, Treasurer, Chief Financial Officer
Alan G. Siemek	Senior Vice President - Finance & Administration, Assistant Secretary
Nathan D. Rempe	Senior Vice President, Chief Technology Officer
Michael J. Kelly	Senior Vice President - Textbook Division
Steven A. Clemente	Senior Vice President - College Bookstore Division
Kevin D. Harford	Secretary, Vice President - Administration

Specialty Books, Inc.

Name	Position
Mark W. Oppegard	Chief Executive Officer, Director
Barry S. Major	President, Director
Mark L. Bono	Director
Alexi A. Wellman	Treasurer
Kevin D. Harford	Secretary

NBC Textbooks, LLC

Name	Position
Mark W. Oppegard	Chief Executive Officer, Director
Barry S. Major	President, Chief Operating Officer, Director
Mark L. Bono	Director
Alexi A. Wellman	Treasurer, Chief Financial Officer
Alan G. Siemek	Assistant Secretary
Michael J. Kelly	Senior Vice President of Operations
Kevin D. Harford	Secretary

College Bookstores of America, Inc.

Name	Position
Mark W. Oppegard	Chairman of the Board, Assistant Secretary Director
Barry S. Major	Chief Executive Officer, President, Director
Mark L. Bono	Director
Alexi A. Wellman	Treasurer
Kevin D. Harford	Secretary

Campus Authentic, LLC

Name	Position
Mark W. Oppegard	Chief Executive Officer, Director
Barry S. Major	President, Chief Operating Officer, Director
Mark L. Bono	Director
Alexi A. Wellman	Treasurer, Chief Financial Officer
Alan G. Siemek	Assistant Secretary
Nathan D. Rempe	Vice President
Kevin D. Harford	Secretary

Net Textstore LLC

Name	Position
Mark W. Oppegard	Chief Executive Officer, Director
Barry S. Major	President, Chief Operating Officer, Director
Mark L. Bono	Director
Alexi A. Wellman	Treasurer, Chief Financial Officer
Alan G. Siemek	Assistant Secretary
Kevin D. Harford	Secretary

Neebo, Inc.

Neebo Holding Company

New Nebraska Book Company

Name	Position
Barry S. Major	President, Director
Kevin D. Harford	Secretary

Directors and executive officers as of the Effective Date. The names of all directors of the applicants expected to serve from and after the Effective Date as of the date of this application are set forth below.

All Applicants

Peter Reed, Director

Justin Bonner, Director

Matthew Rothfleisch, Director

Adam Kleinman, Director

Allison Abraham, Director

Benjamin Ng, Director

Barry Major, Director

The names of all officers of the applicants expected to serve from and after the Effective Date as of the date of this application are set forth below.

Neebo, Inc.

Name	Position
Barry S. Major	Chief Executive Officer, Secretary
Steven Clemente	President, Chief Operating Officer
Alexi A. Wellman	Chief Financial Officer, Treasurer
Mark Oppegard	Executive Vice President
Nathan Rempe	Senior Vice President, Chief Technical Officer
Mike Kelly	Senior Vice President - Textbook Division
Gwen Clancy	Senior Vice President - College Stores
Jerry Hiller	Vice President - Warehouse Operations
Kevin Wright	Vice President - Application Services
Amanda Towne	Chief Accounting Officer
Bill Edmonds	Vice President - Store Operations
Sean O’Brien	Area Vice President - Stores
Sarah Funk	Vice President - Human Resources
Kevin Harford	Assistant Secretary

Neebo Holding

Name	Position
Barry S. Major	Chief Executive Officer, Secretary
Steven Clemente	President, Chief Operating Officer
Alexi A. Wellman	Chief Financial Officer, Treasurer
Mark Oppegard	Executive Vice President
Nathan Rempe	Senior Vice President, Chief Technical Officer
Mike Kelly	Senior Vice President - Textbook Division
Gwen Clancy	Senior Vice President - College Stores
Jerry Hiller	Vice President - Warehouse Operations
Kevin Wright	Vice President - Application Services
Amanda Towne	Chief Accounting Officer
Bill Edmonds	Vice President - Store Operations
Sean O’Brien	Area Vice President - Stores
Sarah Funk	Vice President - Human Resources
Kevin Harford	Assistant Secretary

New Nebraska Book Company, Inc.

Name	Position
Barry S. Major	Chief Executive Officer
Steven Clemente	President, Chief Operating Officer
Alexi A. Wellman	Chief Financial Officer, Treasurer, Assistant Secretary
Mark Oppegard	Executive Vice President
Nathan Rempe	Senior Vice President, Chief Technical Officer
Mike Kelly	Senior Vice President - Textbook Division
Gwen Clancy	Senior Vice President - College Stores
Jerry Hiller	Vice President - Warehouse Operations
Kevin Wright	Vice President - Application Services
Amanda Towne	Chief Accounting Officer
Bill Edmonds	Vice President - Store Operations
Sean O’Brien	Area Vice President - Stores
Sarah Funk	Vice President - Human Resources
Kevin Harford	Secretary

NBC Textbooks LLC

Name	Position
Barry S. Major	Chief Executive Officer
Steven Clemente	President, Chief Operating Officer
Alexi A. Wellman	Treasurer, Chief Financial Officer, Assistant Secretary
Michael J. Kelly	Senior Vice President of Operations
Kevin D. Harford	Secretary

Net Textstore LLC

Name	Position
Barry S. Major	Chief Executive Officer
Steven Clemente	President, Chief Operating Officer
Alexi A. Wellman	Treasurer, Chief Financial Officer, Assistant Secretary
Michael J. Kelly	Senior Vice President of Operations
Kevin D. Harford	Secretary

Campus Authentic LLC

Name	Position
Barry S. Major	Chief Executive Officer
Steven Clemente	President, Chief Operating Officer
Alexi A. Wellman	Treasurer, Chief Financial Officer, Assistant Secretary
Nathan D. Rempe	Vice President
Kevin D. Harford	Secretary

Specialty Books, Inc.

Name	Position
Barry S. Major	Chief Executive Officer
Steven Clemente	President
Alexi A. Wellman	Treasurer
Michael J. Kelly	Senior Vice President of Operations
Kevin D. Harford	Secretary

The mailing address and telephone number of each director and executive officer is c/o Neebo, Inc., 4700 South 19th Street, Lincoln, NE 68512; telephone number (803) 396-3000.

Each such director or officer shall serve from and after the Effective Date pursuant to the terms of the New Organizational Documents, including the Issuer’s charter, bylaws, or other constituent documents, and applicable state corporate law or limited liability company law.

5.	Principal Owners of Voting Securities.

Presented below is certain information regarding each person owning 10% or more of the voting securities of the applicants as of the date of this Application:

As of the date of this Application for Qualification, Old Nebraska Book Company owns 100% of the voting securities of each of its subsidiaries, NBC Acquisition Corp owns 100% of the voting securities of Old Nebraska Book Company and NBC Holdings owns 100% of the voting securities of NBC Acquisition Corp. NBC Acquisition owns 100% of the voting securities of NBC Holdings Company. The mailing address for Old Nebraska Book Company, NBC Acquisition Corp. and NBC Holdings Corp. is, 4700 South 19th Street, Lincoln, NE 68512.

It is anticipated that, as of the Effective Date, on the basis of the applicants’ knowledge of the present holdings of bankruptcy claims at the Company, funds under the management of Mast Capital and Del Mar, each, will own 10% or more of the voting securities of the Issuer. The mailing address for Mast Capital is 200 Clarendon Street, 51st Floor, Boston, MA 02116. The mailing address for Del Mar is 711 Fifth Avenue, 5th Floor, New York, New York 10022.

UNDERWRITERS

6.	Underwriters.

(a) No person has acted as an underwriter of any securities of the applicants within three years prior to the date of filing this Application.

(b) No person is acting as a principal underwriter of the New Take-Back Notes proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

7.	Capitalization.

(a) The following table sets forth information with respect to each authorized class of securities of the applicants as of May 31, 2012:

Applicant	Title of Class	Amount Authorized	Outstanding
Neebo, Inc.(1)	Common Stock	1,000	0
Neebo Holding Company	Common Stock	1,000	0
New Nebraska Book Company, Inc.	Common Stock	1,000	0
Nebraska Book Company, Inc.	Common Stock	50,000	100
Specialty Books, Inc.	Common Stock	100	100
NBC Textbooks, LLC	Membership Interest	100	100
College Bookstores of America, Inc.	Common Stock	10,000	1,481
Campus Authentic, LLC	Membership Interest	100	100
Net Textstore LLC	Membership Interest	100	100

(1)	On the Effective Date, the certificate of incorporation of Neebo, Inc. will be amended and restated. The amended and restated certificate of incorporation will provide for shares of authorized common stock, 6,800,000 shares of which the applicants expect to be issued and outstanding on the Effective Date and preferred stock none of which are expected to be issued and outstanding on the Effective Date. Does not include warrants to purchase approximately 2,200,000 shares of Neebo Common Stock the applicants expected to be issued on the Effective Date.
(2)	On the Effective Date, the applicants expect 1,000 shares to be issued and outstanding.
(3)	On the Effective Date, the applicants expect 1,000 shares to be issued and outstanding.

(b) Holders of common stock of the applicants are entitled to one vote per share of common stock. Holders of membership interests of each applicant that is a limited liability company are entitled to one vote per each interest.

Under the current capital structure, each share of common stock is entitled to one vote. Upon consummation of the Plan of Reorganization, the New Take-Back Notes will be distributed in accordance with the Plan of Reorganization.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions.

The New Take-Back Notes will be subject to the Indenture among the Company, the guarantors named therein and Wilmington Trust, National Association, as trustee (the “Trustee”). The following is a general description of certain provisions of the Indenture, and the description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C herewith. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Indenture.

Note, certain information regarding the length of cure periods and the percentage of noteholders required to take certain actions is currently being negotiated and will be included in a future amendment to this Form T-3.

(a) Events of Default; Withholding of Notice of Default.

The occurrence of any of the following events will constitute an Event of Default under the Indenture:

(i) default for 30 consecutive days in the payment when due of interest or additional interest on the New Take-Back Notes;

(ii) default in payment of the principal of or premium, if any, on the New Take-Back Notes when due at stated maturity, upon optional redemption, required repurchase, declaration or otherwise;

(iii) failure to comply with Article IV (Limitation on Merger and Consolidation) or Section 11.2 (Limitation on Liability; Termination, Release and Discharge)

(iv) failure by the Company for 30 calendar days after written notice thereof has been given to the Company by the Trustee or by Holders of at least 25% of the aggregate principal amount of the New Take-Back Notes then outstanding, to comply with Section 3.2 (Reports and Available Information), Section 3.3 (Limitation on Indebtedness), Section 3.4 (Excess Cash Flow Offer), Section 3.5 (Limitation on Restricted Payments), Section 3.6 (Limitation on Restrictions on Distributions from Restricted Subsidiaries), Section 3.7 (Limitation on Sales of Assets and Subsidiary Stock), Section 3.8 (Limitation on Affiliate Transactions), Section 3.9 (Change of Control), Section 3.10 (Limitation on Sale of Capital Stock of Restricted Subsidiaries), Section 3.11 (Limitation on Liens), Section 3.12 (Future Subsidiary Guarantors), Section 3.13 (Limitation on Lines of Business), Section 3.14 (Maintenance of Office or Agency), Section 3.15 (Corporate Existence), Section 3.17 (Compliance Certificate) Section 3.18 (Further Instruments and Acts) and Section 3.19 (Payments for Consent) in each case other than a failure to repurchase securities when required pursuant to Section 3.4, Section 3.7 or Section 3.9 which failure shall constitute an Event of Default under clause (ii) above and other than a failure to comply with Article IV (Limitation on Merger and Consolidation) or Section 11.2 (Limitation on Liability; Termination, Release and Discharge) which failure shall constitute an Event of Default under clause (iii) above);

(v) failure by the Company or any Subsidiary Guarantor for 60 calendar days after written notice thereof has been given to the Company by the Trustee or by Holders of at least 25% of the aggregate principal amount of the New Take-Back Notes then outstanding to comply with any of the other covenants or agreements (other than those referenced in clauses (i), (ii), (iii) and (iv) above);

(vi) a default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), other than Indebtedness owed to the Company or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists, or is created after the date of this Indenture, which default (a) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness (“Payment Default”) or (b) results in the acceleration of such Indebtedness prior to its maturity (the “cross acceleration provision”) and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $15.0 million or more or its foreign currency equivalent at the time;

(vii) the Company or any Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries) would constitute a Significant Subsidiary fails to pay final, non-appealable judgments aggregating in excess of $15.0 million or its foreign currency equivalent at the time (net of any amounts that a reputable and creditworthy insurance company has acknowledged liability for in writing), which judgments are not paid, discharged or stayed for a period of 60 days;

(viii) certain events of bankruptcy or insolvency with respect to the Company or any of its Significant Subsidiaries or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries) would constitute a Significant Subsidiary;

(ix) any Subsidiary Guarantee, Collateral Document or other obligation under the Intercreditor Agreement of a Subsidiary Guarantor ceases to be in full force and effect (except as contemplated by the terms of the Indenture and the terms of the Subsidiary Guarantees) or is declared to be null and void and unenforceable or any Guarantee of a Subsidiary Guarantor is found to be invalid or any of the Subsidiary Guarantors denies its liability under its Guarantee, the Indenture, any Collateral Document or the Intercreditor Agreement and the Company fails to cause such Subsidiary Guarantor to rescind such denials or disaffirmations within 30 days; or

(x) with respect to any Collateral having a fair market value in excess of $5.0 million, individually or in the aggregate, (A) the failure of the security interest with respect to such Collateral, at any time, to be perfected and in full force and effect for any reason other than in accordance with their terms and the terms of this Indenture or the Intercreditor Agreement and other than the satisfaction in full of all obligations under the Indenture and discharge of this Indenture if such Default continues for 60 days or (B) the assertion by the Company or any Subsidiary Guarantor, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable, provided that such failure or assertion shall not constitute an Event of Default until the Trustee or the Holders of at least 25% of the aggregate principal amount of the New Take-Back Notes then outstanding notify the Company of the Default and the Company does not cure such Default within the timeframe specified in this clause (x).

If an Event of Default (other than an Event of Default arising from clause (viii) listed above) shall have occurred and be continuing, then the Trustee or the Holders of not less than 25% in aggregate principal amount of the New Take-Back Notes then outstanding may declare to be immediately due and payable the entire principal amount of all the New Take-Back Notes then outstanding plus accrued interest to the date of acceleration and the same shall become immediately due and payable subject to the Intercreditor Agreement provided, however, that after such acceleration but before a judgment or decree based on acceleration is obtained by the Trustee, the holders of a not less than a majority in aggregate principal amount of outstanding New Take-Back Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than nonpayment of principal, premium, if any, or interest that has become due solely because of the acceleration, have been cured or waived as provided in the Indenture.

No such rescission shall affect any subsequent Default or Event of Default or impair any right consequent thereto. In case an Event of Default arising from clause (viii) listed above shall occur and be continuing, the principal, premium and interest amount with respect to all of the New Take-Back Notes shall be due and payable immediately without any declaration or other act on the part of the Trustee or the Noteholders.

Holders of not less than a majority in principal amount of the New Take-Back Notes then outstanding shall have the right to waive past Defaults or Events of Default under the Indenture except a Default or Event of Default in the payment of the principal of, or interest or premium, if any, on any Note. Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of the Indenture; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereto.

If a Default or Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to each Noteholder notice of the Default or Event of Default within 90 days after it occurs. Except in the case of a Default or Event of Default in payment of the principal of, or premium, if any, or interest on any Note, the Trustee may withhold the notice if and so long as the board of directors of the Trustee, a committee of its board of directors or a committee of its Trust Officers in good faith determine(s) that withholding the notice is in the interests of the Noteholders.

(b) Authentication and Delivery of New Take-Back Notes; Application of Proceeds.

The New Take-Back Notes may be executed on behalf of the Company by any of the following Officers of the Company: the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer, the Treasurer, the Secretary, the President or any Vice-President. The signature of these Officers on the New Take-Back Notes may be by facsimile or manual signature in the name and on behalf of the Company. A New Take Back Note shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the New Take Back Note has been duly and validly authenticated under the Indenture. The Trustee shall, upon a written order of the Company signed by two Officers of the Company or an Officer of the Company and an Assistant Treasurer or Assistant Secretary of the Company, authenticate and make available for delivery the New Take-Back Notes. The Trustee may appoint an authenticating agent to authenticate the New Take-Back Notes. An authenticating agent may authenticate the New Take-Back Notes whenever the Trustee may do so unless limited by the appointment of such agent.

The New Take-Back Notes will be issued to Holders of Allowed Senior Notes Claims (as defined in the Plan of Reorganization) pursuant to the Plan of Reorganization. As a result, the Company will not realize any proceeds from such issuance.

(c) Release of Collateral.

The Liens on the Collateral shall be released with respect to the New Take-Back Notes and the Subsidiary Guarantees, as applicable, (1) in whole, upon payment in full of the principal of, together with interest and premium, if any, on the New Take-Back Notes, (2) in whole, upon satisfaction and discharge of the Indenture, (3) in whole, upon a legal defeasance as set forth in the Indenture; (4) in part, as to any property constituting Collateral (A) that is sold or otherwise disposed of by the Company or any of the Subsidiary Guarantors in a transaction permitted by the Collateral Documents and not prohibited by the Indenture; (B) that is cash or Net Available Cash withdrawn from the Collateral Account for any one or more permitted purposes or for any other expenditures not prohibited by the Indenture; (C) upon any release, sale or disposition (other than in connection with a cancellation or termination of the ABL Credit Agreement or Term Loan Agreement without a replacement thereof) of such Collateral pursuant to the terms of the ABL Credit Agreement or Term Loan Credit Agreement resulting in the release of the Lien on such Collateral securing the ABL Credit Agreement or Term Loan Agreement; or (D) otherwise in accordance with, and as expressly provided for under, the Intercreditor Agreement and the Collateral Documents and not prohibited by the Indenture; (5) in whole as to all Collateral that is owned by a Subsidiary Guarantor that is released from its Subsidiary Guarantee in accordance with the Indenture; and (6) with the consent of holders of

75% in aggregate principal amount of the New Take-Back Notes; provided, that, in the case of any release in whole pursuant clauses (1) through (3) above, all amounts owing to the Trustee under the Indenture, the New Take-Back Notes, the Subsidiary Guarantees, the Collateral Documents and the Intercreditor Agreement have been paid.

(d) Satisfaction and Discharge.

The Indenture shall cease to be of further effect (except as to surviving rights of registration of transfer or exchange of New Take-Back Notes herein expressly provided for) and the Trustee, on written demand of and at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of the Indenture, when (i) either (A) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for Cancellation or (B) all such New Take-Back Notes not theretofore delivered to the Trustee for cancellation (1) have become due and payable or (2) will become due and payable within one year, or are to be called for redemption within one year, under arrangements reasonably satisfactory to the Trustee for giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company or any Subsidiary Guarantor has irrevocably deposited or caused to be deposited with the Trustee in trust an amount of U.S. legal tender or non-callable U.S. Government Obligations sufficient to pay and discharge the entire Indebtedness on such New Take-Back Notes not theretofore delivered to the Trustee for cancellation, for the principal of, premium, if any, and interest on the New Take-Back Notes to the date of maturity or redemption, as the case may be, together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption as the case may be; (ii) the Company or any Subsidiary Guarantor has paid or caused to be paid all other sums payable under the Indenture by the Company; (iii) no Default or Event of Default shall have occurred or be continuing on the date of such deposit or shall occur as a result thereof and such deposit shall not result in an event of default under the ABL Credit Agreement, Term Loan Agreement or any other material instrument of the Company or Subsidiary Guarantor; and (iv) the Company has delivered irrevocable instructions to the Trustee to apply the deposited money towards the payment of the notes and has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of the Indenture have been complied with.

(e) Evidence of Compliance with Conditions and Covenants.

The Company shall deliver to the Trustee within 120 days after the end of each fiscal year of the Company an Officers’ Certificate stating that in the course of the performance by the signers of their duties as Officers of the Company they would normally have knowledge of any Default or Event of Default and whether or not the signers know of any Default or Event of Default that occurred during such previous fiscal year. If they do, the certificate shall describe the Default or Event of Default, its status and what action the Company is taking or proposes to take with respect thereto. The Company shall deliver to the Trustee, as soon as possible and in any event within 30 days after the Company becomes aware of the occurrence of any Event of Default or an event which, with notice or the lapse of time or both, would constitute an Event of Default, an Officers’ Certificate setting forth the details of such Event of Default or Default, its status and the actions which the Company is taking or proposes to take with respect thereto.

9.	Other Obligors.

Each of the entities set forth below are expected to be guarantors of the New Take-Back Notes.

Neebo Holding Company

New Nebraska Book Company

Specialty Books, Inc.

NBC Textbooks, LLC

College Bookstores of America, Inc.

Campus Authentic, LLC

Net Textstore LLC

The address for each such entity is c/o Neebo, Inc., 4700 South 19th Street, Lincoln, NE 68512.

Contents of application for qualification. This application for qualification comprises:

(a) Pages numbered one to 16, consecutively.

(b) The statement of eligibility and qualification on Form T-1 of Wilmington Trust National Association, Trustee under the Indenture to be qualified (filed herewith as Exhibit T3G).

(c) The exhibits listed on the Index to Exhibits attached hereto in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the Trustee.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Nebraska Book Company Inc., a corporation organized and existing under the laws of the State of Kansas, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Lincoln, and State of Nebraska, on the 11th day of June, 2012.

Nebraska Book Company, Inc.

Attest:	/s/ Barry S. Major	By:	/s/ Mark W. Oppegard

	Name: Barry S. Major		Name: Mark W. Oppegard
	Title: Chief Operating Officer		Title: Chief Executive Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Neebo, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Lincoln, and State of Nebraska, on the 11th day of June, 2012.

Neebo, Inc.

Attest:	/s/ Kevin D. Harford	By:	/s/ Barry S. Major

	Name: Kevin D. Harford		Name: Barry S. Major
	Title: Secretary		Title: President

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Neebo Holding Company, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Lincoln, and State of Nebraska, on the 11th day of June, 2012.

Neebo Holding Company

Attest:	/s/ Kevin D. Harford	By:	/s/ Barry S. Major

	Name: Kevin D. Harford		Name: Barry S. Major
	Title: Secretary		Title: President

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, New Nebraska Book Company Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Lincoln, and State of Nebraska, on the 11th day of June, 2012.

New Nebraska Book Company, Inc.

Attest:	/s/ Kevin D. Harford	By:	/s/ Barry S. Major

	Name: Kevin D. Harford		Name: Barry S. Major
	Title: Secretary		Title: President

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Specialty Books, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Lincoln, and State of Nebraska, on the 11th day of June, 2012.

Specialty Books, Inc.

Attest:	/s/ Barry S. Major	By:	/s/ Mark W. Oppegard

	Name: Barry S. Major		Name: Mark W. Oppegard
	Title: President		Title: Chief Executive Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, NBC Textbooks, LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Lincoln, and State of Nebraska, on the 11th day of June, 2012.

NBC Textbooks, LLC

Attest:	/s/ Barry S. Major	By:	/s/ Mark W. Oppegard

	Name: Barry S. Major		Name: Mark W. Oppegard
	Title: President, Chief Operating Officer		Title: Chief Executive Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, College Bookstores of America, Inc., a corporation organized and existing under the laws of the State of Illinois, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Lincoln, and State of Nebraska, on the 11th day of June, 2012.

College Bookstores of America, Inc.

Attest:	/s/ Kevin D. Harford	By:	/s/ Barry S. Major

	Name: Kevin D. Harford		Name: Barry S. Major
	Title: Secretary		Title: Chief Executive Officer, President

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Campus Authentic, LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Lincoln, and State of Nebraska, on the 11th day of June, 2012.

Campus Authentic, LLC

Attest:	/s/ Barry S. Major	By:	/s/ Mark W. Oppegard

	Name: Barry S. Major		Name: Mark W. Oppegard
	Title: Chief Operating Officer, President		Title: Chief Executive Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Net Textstore LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Lincoln, and State of Nebraska, on the 11th day of June, 2012.

Net Textstore LLC

Attest:	/s/ Barry S. Major	By:	/s/ Mark W. Oppegard

	Name: Barry S. Major		Name: Mark W. Oppegard
	Title: Chief Operating Officer, President		Title: Chief Executive Officer

INDEX TO EXHIBITS

Exhibit	Description

T3A(1)	Certificate of Incorporation, as amended, of Nebraska Book Company, Inc., filed as Exhibit 3.1 to Nebraska Book Company, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-48221), is incorporated herein by reference.

T3A(2)*	Certificate of incorporation of Specialty Books, Inc.

T3A(3)*	Certificate of formation of NBC Textbooks, LLC

T3A(4)*	Articles of incorporation of College Bookstores of America, Inc.

T3A(5)*	Certificate of formation of Campus Authentic, LLC

T3A(6)*	Certificate of formation of Net Textstore LLC

T3A(7)*	Certificate of incorporation of New Nebraska Book Company, Inc.

T3A(8)*	Certificate of incorporation of Neebo, Inc.

T3A(9)*	Certificate of incorporation of Neebo Holding Company

T3B(1)	First Restated By-laws of Nebraska Book Company, Inc., filed as Exhibit 3.2 to Nebraska Book Company, Inc.’s Form 10-Q for the quarter ended September 30, 2003 (File No. 333-48221), is incorporated herein by reference.

T3B(2)*	Bylaws of Specialty Books, Inc.

T3B(3)*	Operating agreement of NBC Textbooks, LLC

T3B(4)*	Bylaws of College Bookstores of America, Inc.

T3B(5)*	Operating agreement of Campus Authentic, LLC

T3B(6)*	Operating agreement of Net Textstore LLC

T3B(7)*	Bylaws of New Nebraska Book Company, Inc.

T3B(8)*	Bylaws of Neebo, Inc.

T3B(9)*	Bylaws of Neebo Holding Company

T3C†	Form of Indenture governing the New Take-Back Notes.

T3D	Not applicable.

T3E-1	Disclosure Statement for the Third Amended Joint Plan of Reorganization of Nebraska Book Company, Inc., et al., Chapter 11 of the Bankruptcy Code filed as Exhibit 99.2 to NBC Acquisition Corp.’s Form 8-K filed on April 17, 2012 (File No. 333-48225) is incorporated by reference herein.

T3E-2	Third Amended Joint Plan of Reorganization of Nebraska Book Company, Inc. and its Debtor Affiliates under Chapter 11 of the Bankruptcy Code, filed as Exhibit 99.1 to NBC Acquisition Corp.’s Form 8-K filed on April 17, 2012 (File No. 333-48225) is incorporated by reference herein.

T3F†	Cross-reference sheet.

T3G††	Form T-1 qualifying Wilmington Trust National Association as Trustee under the Indenture to be qualified pursuant to this Form T-3.

*	Filed herewith.
†	To be filed by amendment.
††	Previously filed.